FSD PHARMA INC.

1 Rossland Road West, Suite 202

Ajax, Ontario L1Z 1Z2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders (the "Meeting") of FSD Pharma Inc. (the "Company") will be held on Monday, December 16, 2019, at the offices of Bennett Jones LLP, located at 100 King Street West, First Canadian Place, Suite 3400, M5X 1A4 at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive the audited annual financial statements of the Company for the year-ended December 31, 2018, together with the report of the auditor thereon;

2. to fix the number of directors at eight and to elect directors of the Company for the ensuing year. For more information, see "Business of the Meeting – Election of Directors" in the Company's management information circular dated May 28, 2019 (the "Circular");

3. to appoint the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor. For more information, see "Business of the Meeting

– Appointment of Auditor" in the Circular;

4. to consider and, if thought advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set forth in the Circular, confirming the adoption of By-law No. 2 – Advance Notice By-law, as more particularly described in the Circular;

5. to approve an amendment to the Company's articles to authorize transfers of class A multiple voting shares to certain individuals. For more information, see "Business of the Meeting – Amendment to Articles" in the Circular; and

6. to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the foregoing matters are set forth in the Circular. The board of directors has fixed November 13, 2019 as the record date for the determination of shareholders of the Company entitled to notice of, and to vote at, the Meeting and any adjournment thereof.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy. The Board of Directors of the Company (the "Board") requests that all shareholders who will not be attending the Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. ("Computershare"). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by 10:00 a.m. (Toronto time) on December 12 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on November 13, 2019 will be entitled to vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy, as described in the Circular under the heading "General Proxy Information". Only registered shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. For information with respect to shareholders who own their shares in the capital of the Company through an intermediary, see "General Proxy Information – Non-Registered Shareholders" in the Circular.

Dated at Toronto, Ontario this 14th day of November, 2019.

BY ORDER OF THE BOARD

(signed) "Raza Bokhari"

Dr. Raza Bokhari

Chief Executive Officer & Executive Co-Chairman

FSD PHARMA INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This information circular (the "Circular") is provided in connection with the solicitation of proxies by the management ("Management") of FSD Pharma Inc. (the "Company"). The form of proxy which accompanies this Circular (the "Proxy") is for use at the annual general and special meeting of the shareholders of the Company ("Shareholders") to be held on December 16, 2019 (the "Meeting"”), at the time and place set out in the accompanying notice of Meeting (the "Notice of Meeting"). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company. A registered Shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided. The completed Proxy should be delivered to Computershare Investor Services Inc. ("Computershare") by 10:00 a.m. (local time in Toronto, Ontario) on December 12, 2019, or before 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

A registered Shareholder of the Company who has given a proxy may revoke the proxy at any time prior to its use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered Shareholder is a company or other similar entity, by an authorized officer or attorney thereof

(i) at the registered office of the Company, located at 1 Rossland Road West, Suite 202, Ajax, Ontario, M5C 1P1, at any time prior to 10:00 a.m. (Toronto time) on the second to last business day preceding the day of the Meeting or any adjournment thereof, (ii) with Computershare Investor Services Inc. at Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, at any time prior to 10:00 a.m. (Toronto time) on the second to last business day preceding the day of the Meeting or any adjournment thereof, or (iii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephonic or electronic means, a revocation that complies with clauses (i), (ii), or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such registered Shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

PROVISIONS RELATING TO VOTING OF PROXIES

The class A multiple voting shares ("Class A Shares") and class B subordinate voting shares ("Class B Shares", and together with the Class A Shares, the "Shares") represented by Proxy in the form provided to Shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the registered Shareholder appointing him. If there is no direction by the registered Shareholder, those Shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, Management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Shares in their own name. Shareholders who hold their Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders who appear on the records maintained by the Company's registrar and transfer agent as registered holders of Shares will be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") in Canada. Broadridge typically prepares a machine-readable voting instruction form ("VIF"), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote Shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Shares voted. If you have any questions respecting the voting of Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

The Notice of Meeting, Circular, Proxy and VIF, as applicable, are being provided to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Shares on your behalf.

The Company has distributed copies of the Notice of Meeting, Circular and VIF to intermediaries for distribution to NOBOs. Unless you have waived your right to receive the Notice of Meeting, Circular and VIF, intermediaries are required to deliver them to you as a NOBO of the Company and to seek your instructions on how to vote your Shares.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents. The Company will assume the costs associated with the delivery of the Notice of Meeting, Circular and VIF, as set out above, to OBOs by intermediaries.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Shares in that capacity. NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, the Company or an intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 10:00 a.m. (Toronto time) on the day which is at least three business days prior to the Meeting. A Beneficial Shareholder who wishes to attend the Meeting and to vote their Shares as proxyholder for the registered shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2018, together with the auditor’s report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

CONSOLIDATION

Effective October 16, 2019, the Company completed a consolidation of its Shares (the "Consolidation") on the basis of one post-Consolidation Share for every 201 pre-Consolidation Shares. The information in this Circular is provided on a post-Consolidation basis, where applicable.

VOTING SHARES AND PRINCIPAL HOLDERS

The board of directors (the "Board") has fixed November 13, 2019 as the record date for the determination of shareholders of the Company entitled to notice of, and to vote at, the Meeting and any adjournment thereof (the "Record Date"). Shareholders at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of 276,660 votes for each Class A Share held and one vote for each Class B Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Shares subsequent to November 13, 2019; and (ii) the transferee of those Shares produces properly endorsed share certificates, or otherwise establishes that he, she or it owns the Shares and demands, not later than 10 days before the Meeting, that his, her or its name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Shares at the Meeting. The transfer books will not be closed.

The authorized capital of the Company consists of an unlimited number of Class A Shares and an unlimited number of Class B Shares. As of the Record Date, there were 72 Class A Shares issued and outstanding and 7,905,727 Class B Shares issued and outstanding.

The Class A Shareholders are entitled to 276,660 votes per Class A Share held and the Class B Shareholders are entitled to one vote per Class B Share held at all meetings of the Shareholders either in person or by proxy. The Shareholders are also entitled to dividends, if and when declared by the directors of the Company, based on information publicly available, and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The following table sets out the information regarding ownership of the Class A Shares and Class B Shares owned by each person who, to the knowledge of the Company, beneficially owns, controls, or directs, indirectly or directly, more than 10% of the issued and outstanding Class A Shares or Class B Shares as of the date of this Circular.

			Percentage of Voting
	Number of Class A	Number of Class B	Shares Owned (Class A
Name	Shares Owned(1) (6)	Shares Owned(7)	Shares & Class B Shares)
Thomas Fairfull(2) (3)	24	247,177	24.75%
Zeeshan Saeed(4)	24	317,543	25.00%
Anthony Durkacz(5) (6)	24	276,928	24.86%

Notes:

(1) Each Class A Share has 276,660 votes per share, and each Class B Share has one vote per share. Except as required by the Business Corporations Act (Ontario) ("OBCA") or the Company's articles of amendment, the holders of the Class A Shares and holders of the Class B Shares vote together as a single class on all matters at meetings of the Shareholders.

(2) 1808066 Ontario Inc., a company controlled by Thomas Fairfull, is the registered owner of 49,751 Class B Shares

(3) On June 10, 2019, following Thomas Fairfull's retirement from the Corporation, Mr. Fairfull entered into a purchase and voting trust agreement with Anthony Durkacz and Zeeshan Saeed whereby Mr. Fairfull agreed to sell 2,500 Class A Shares to each of Mr. Durkacz and Mr. Saeed. The sale is conditional on an amendment to the Corporation's articles allowing for the transfer of the Class A Shares among the Corporation's founders. That amendment is expected to be sought at the next annual meeting of the Corporation's shareholders anticipated to be held in the fall of 2019. As part of this agreement, Mr. Fairfull gives voting control over his Class A Shares to Mr. Durkacz and Mr. Saeed, and Mr. Fairfull covenants and agrees that his Class A Shares will be voted in favour of the amendment permitting their transfer.

(4) Xorax Family Trust, a trust of which Zeeshan Saeed is a beneficiary, is the registered owner of the Class A Shares.

(5) Fortius Research and Trading Corp., a company controlled by Anthony Durkacz, is the registered owner of the Class A Shares.

(6) Fortius Research and Trading Corp., a company controlled by Anthony Durkacz, is the registered owner of 106,043 Class B Shares and First Republic Capital Corporation, a company majority owned by Anthony Durkacz, is the registered owner of 170,418 Class B Shares.

(7) Shareholdings provided by the respective holders or based on publicly available data and not independently verified by the Company.

BUSINESS OF THE MEETING

1. Financial Statements

In connection with the completion of the Company's business combination with FV Pharma Inc. ("FV PrivateCo") on May 24, 2018, the Company changed its financial year-end from August 30 to December 31. The financial statements of the Company for the financial year ended December 31, 2018 have been mailed to the Shareholders who requested to receive them. The financial statements are also available on SEDAR at www.sedar.com. The financial statements of the Company for the year ended December 31, 2018 and the report of the auditor thereon will be placed before the Meeting.

2. Election of Directors

At the Meeting, Shareholders will be asked to elect the eight nominees set forth below (the "Proposed Nominees") as directors for the ensuing year. Each Proposed Nominee is currently a director of the Company. Each Proposed Nominee elected will hold office until the close of the first annual meeting of the Shareholders of the Company following his election unless his office is earlier vacated in accordance with the by-laws of the Company.

The following table sets forth certain information regarding the Proposed Nominees, their position with the Company, their principal occupation during the last five years, the dates upon which the Proposed Nominees became directors of the Company and the number of Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the date hereof.

Class A
Shares
			Owned	Class B Shares
Name, Position and	Principal Occupation	Date Became	or	Owned or
Province of Residence	During Last Five Years	Director	Controlled(1)	Controlled(1)
Anthony Durkacz,	Director and Executive Vice-	June 18, 2018	[24](2)	301,335(3)(4)
Executive-Co Chairman and	President, First Republic Capital
Director, Ontario, Canada	Corporation
Zeeshan Saeed,	Director and Executive Vice-	May 24, 2018	[24](5)	322,518(6)
President and Director, Ontario,	President, FV Pharma; CEO,
Canada	Platinum Telecommunications
Inc.
Raza Bokhari,	Managing Partner, RBx Capital	July 17, 2018	Nil.	209,845 (7)
CEO, Executive Co-Chairman	LP; Chairman and CEO,
and Director, Pennsylvania,	Parkway Clinical Laboratories
United States (20)	Inc.
Gerald (Gerry) Goldberg,	Executive Chairman and Interim	May 24, 2018	Nil.	4,975(8)
Director, Ontario, Canada(19)	CEO, Osoyoos Cannabis Inc.;
Interim CEO, Canada House
Wellness Group Inc.; CEO and
President, Leo Acquisitions
Corp.; CFO of Capricorn
Business Acquisition Inc.;
Senior Partner, Schwartz,
Levitsky, Feldman LLP;
President, Victory Capital Corp.
David Urban,	President, American Continental	November 12,	Nil.	Nil.(9)
Director, District of Columbia,	Group	2018
United States(14)(16)

Class A
Shares
			Owned	Class B Shares
Name, Position and	Principal Occupation	Date Became	or	Owned or
Province of Residence	During Last Five Years	Director	Controlled(1)	Controlled(1)
James A. Datin	President & Chief Executive	June 12, 2019	Nil.	Nil.(10)
Director, North Carolina, United	Officer, BioAgilytix
States(14)(16)(17)
Robert J. Ciaruffoli	Vice-Chairman, Broad Street	June 12, 2019	Nil.	6,567(11)
Director, Pennsylvania, United	Angels
States(13) (18) (20)
Stephen Buyer	Managing Partner, 10-Square	October 11,	Nil.	16,417(12)
Director, Indiana, United	Solution, LLC	2019
States(15) (18)
Notes:

(1) The information as to the number of Shares beneficially owned or over which control or direction is exercised has been furnished by the respective nominee.

(2) Fortius Research and Trading Corp., a corporation controlled by Anthony Durkacz, is the registered owner of the Class A Shares.

(3) Fortius Research and Trading Corp., a corporation controlled by Anthony Durkacz, is the registered owner of 106,043 Class B Shares and First Republic Capital Corporation, a corporation majority owned by Anthony Durkacz, is the registered owner of 158,448 Class B Shares.

(4) Anthony Durkacz also holds 199,004 warrants, is the beneficial owner of 259,695 warrants registered to First Republic Capital Corporation, and holds 99,502 Options. Mr. Durkacz also exercises voting control over 2,500 Class A Shares held by Thomas Fairfull.

(5) Xorax Family Trust, a trust of which Zeeshan Saeed is a beneficiary, is the registered owner of the Class A Shares. Mr. Saeed also exercises voting control over 2,500 Class A Shares held by Thomas Fairfull.

(6) Mr. Saeed also holds 149,253 Options.

(7) Dr. Bokhari also holds 412,935 Options.

(8) Mr. Goldberg also holds 24,875 Options.

(9) Mr. Urban holds 34,825 Options.

(10) Mr. Datin holds 24,875 Options.

(11) Mr. Ciaruffoli holds 37,312 Options.

(12) Mr. Buyer holds 15,000 Options.

(13) Chairman of the Audit Committee.

(14) Member of the Audit Committee.

(15) Chairman of the Governance Committee.

(16) Member of the Governance Committee.

(17) Chairman of the Compensation Committee.

(18) Member of the Compensation Committee.

(19) Member of the Disclosure Committee.

(20) Chairman of the Disclosure Committee.

Corporate Cease Trade Orders and Bankruptcies

To the knowledge of the Company, other than as set out below, no Proposed Nominee is, as at the date of this Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade order, other similar order, or an order that denied the relevant company access to any exemption under securities legislation, and which was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Gerry Goldberg was the Interim Chief Executive Officer of Canada House Wellness Group Inc. ("Canada House") when a management cease trade order (the "MCTO") was issued by the Ontario Securities Commission on September 13, 2017. The MCTO was issued in respect of Canada House's failure to file its audited financial statements and management discussion and analysis for the year ended April 30, 2017 before the August 28, 2017 filing deadline. The MCTO was lifted effective November 22, 2017.

Penalties or Sanctions

No Proposed Nominee has:

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable Shareholder making a decision about whether to vote for the Proposed Nominee.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the election of the Proposed Nominees whose names are set forth above, unless the Shareholder of the Company who has given such proxy has directed that the Shares represented by such proxy be withheld from voting in respect of the election of directors of the Company. Management of the Company does not contemplate that any of the Proposed Nominees will be unable to serve as a director of the Company; however, if that should occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the form of proxy accompanying this Circular have the right to vote for the election of the remaining Proposed Nominees and may vote for the election of a substitute nominee at their discretion.

3. Appointment of Auditor

It is proposed that MNP LLP be appointed as the auditor of the Company to hold office until the close of the next annual meeting of the Shareholders of the Company and that the directors of the Company be authorized to set the auditor's remuneration. MNP LLP will be replacing the Company's prior auditor, McGovern Hurley LLP. The change of auditor reporting package is available for viewing under the Company's profile on SEDAR at www.sedar.com.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the appointment of MNP LLP as the auditor of the Company until the close of the next annual meeting of the shareholders of the Company or until its successor is appointed and the authorization of the directors of the Company to fix the remuneration of MNP LLP, unless the shareholder of the
Company who has given such proxy has directed that the Shares represented by such proxy be withheld from voting in respect of the appointment of MNP LLP as the auditor of the Company.

4. Advance Notice By-law

At the meeting, Shareholders will be asked to confirm the Company's By-law No. 2 – Advance Notice By- law (the "Advance Notice By-law"), which includes the addition to an advance notice requirement relating to the nomination of directors. The following summarizes the key provisions of the Advance Notice By- law and is qualified in its entirety by the text of the Advance Notice By-law, which is attached to the Circular as Schedule "A". Shareholders should read the Advance Notice By-law in its entirety.

The Advance Notice By-law establishes a framework for advance notice of nominations of directors by the Shareholders. Among other things, the Advance Notice By-law fixes deadlines by which Shareholders must submit a notice of director nomination to the Company prior to any annual or special meeting of Shareholders where directors are to be elected and sets out the information that a Shareholder must include in the notice.

More specifically, the Advance Notice By-law requires that advance notice be provided to the Company in circumstances where nominations of persons for election as a director of the Company are made by Shareholders other than (i) by or oat the direction or request of one or more Shareholders pursuant to a proposal made in accordance with the provisions of the OBCA, or (ii) a requisition of the Shareholders made in accordance with the provisions of the Act.

The purpose of the Advance Notice By-law is to ensure that an orderly nomination process is observed and that Shareholders can make a well-informed voting decision about director nominees. Although the Advance Notice By-law was approved by the Board and went into effect on November 14, 2019, Shareholders must confirm the Advance Notice By-law at the Meeting.

At the Meeting, Shareholders will be asked to consider, and, if deemed advisable, to approve the resolution in the form set out as follows (the "Advance Notice By-law Resolution"):

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. By-law No. 2 of the Company, as reflected in the copy attached as Schedule "A" to the Company's management information circular dated November 14, 2019 is hereby confirmed without amendment; and

2. any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver all such documents and to do all such other acts and things as he may determine to be necessary or advisable to give effect to this resolution.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the appointment Advance Notice By-law Resolution, unless the Shareholder of the Company who has given such proxy has directed otherwise in respect of the approval of the Advance Notice By-law Resolution.

To be effective, the Advance Notice By-law Resolution must be approved by at least a majority of the votes cast by the Shareholders present in person or by proxy at the Meeting. The Advance Notice By-law Resolution will not become effective until the required filings have been filed and accepted in accordance with the OBCA.

5. Amendment to Articles

Pursuant to the Company's articles of amendment dated May 24, 2018 (the "Articles"), the Company has two authorized classes of shares, being the Class A Shares and the Class B Shares. The Class A Shares have 276,660 votes attached to each such share, and the Class B Shares have one vote attached to each such share. Anthony Durkacz, Zeeshan Saeed, and Thomas Fairfull, the founders of FSD Pharma (the "Founders"), collectively own all of the issued and outstanding Class A Shares. See "Voting Shares and Principal Holders" for more information.

The Company's dual class voting structure has the effect of concentrating voting control and the ability to influence corporate matters with the Class A Shareholders. Accordingly, the Company believes that it is in the best interests of the Company that the Class A Shares are held by individuals most closely aligned with the future direction of the Company and who play an important role in making business, strategic and operational-level decisions for the Company on a daily basis.

Management proposes that the Shareholders approve a special resolution amending the Articles in order to permit the transfer of Class A Shares to a Founder, a current executive officer or director of the Company, or an affiliate of any of the foregoing (the "Articles Amendment Resolution"), such that a Founder no longer actively involved in the business and affairs of the Company could transfer his Class A Shares to those individuals who remain active. The proposed amendments to the Articles contemplated by the Articles Amendment Resolution are attached to this Circular as Schedule "B".

At the Meeting, Shareholders will be asked to consider, and, if deemed advisable, to approve the Amendment Resolution, as follows:

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. The Company is hereby authorized to amend its current Articles to provide for transfers of the Class A Shares to Founders, with such amendments to be in substantially the same form as is set out in Schedule "B" to the Circular;

2. any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver all such documents and to do all such other acts and things as he may determine to be necessary or advisable to give effect to this special resolution including, without limitation, to determine the timing for delivery and effect the delivery of articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

3. notwithstanding that this special resolution has been passed by the Shareholders of the Company, the board of directors be and is hereby authorized and empowered, without further approval of the Shareholders of the Company, to revoke this resolution at any time before the certificate of amendment to be issued by the Director upon receipt of such articles of amendment becomes effective.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the appointment Articles Amendment Resolution, unless the Shareholder of the Company who has given such proxy has directed otherwise in respect of the approval of the Articles Amendment Resolution.

To be effective, the Articles Amendment Resolution must be approved by at least two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting. The Articles Amendment Resolution will not become effective until the required filings have been filed and accepted in accordance with the OBCA.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION – VENTURE ISSUERS

Named Executive Officers

The purpose of this Statement of Executive Compensation is to provide information about the Company's philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to the most highly compensated executive officers of the Company (the "Named Executive Officers" or "NEOs"). For the purposes of this Circular, a NEO means each of the following individuals:

(a) a chief executive officer ("CEO") of the Company;

(b) a chief financial officer ("CFO") of the Company;

(c) in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

(d) each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

For the year ended December 31, 2018, the NEOs of the Company were:

(a) Yaron Conforti, Former CEO, CFO and President from July 15, 2015 to May 24, 2018;

(b) Thomas Fairfull, Former CEO and President from May 24, 2018 to October 29, 2018;

(c) Raza Bokhari, Former Interim CEO from October 29, 2018 to December 1, 2018;

(d) Rupert Haynes, Former CEO from December 1, 2018 to February 5, 2019;

(e) Donal Carroll, CFO from July 23, 2018 to present;

(f) Michael Ash, Former Chief Commercial Officer ("CCO") of FV Pharma Inc. ("FV Pharma"), the wholly owned subsidiary of the Company, from May 24, 2018 to February 15, 2019;

(g) Thomas Fairfull, Former CEO and President of FV Pharma from May 24, 2018 to March 4, 2019; and

(h) Zeeshan Saeed, Former Executive Vice-President from May 24, 2018 to October 29, 2018 and President from October 29, 2018 to present.

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth the compensation paid to the Company's NEOs and directors for the Company's financial years ending December 31, 2017 and December 31, 2018.

Table of Compensation Excluding Compensation Securities
		Salary,
		consulting
Name		fee,		Committee		Value of all
and	Year(1)	retainer or		or meeting	Value of	other	Total
position		commission	Bonus	fees	perquisites	compensation	compensation
Rupert Haynes,	2018	$82,695	Nil	Nil	Nil	Nil	$59,275
Former CEO(2) (3)	2017	Nil	Nil	Nil	Nil	Nil	Nil

Raza Bokhari,	2018	$1	Nil	Nil	Nil	Nil	$1
Director, CEO and
Executive Co-Chairman	2017	Nil	Nil	Nil	Nil	Nil	Nil
and Former Interim CEO(4)
Thomas Fairfull,	2018	$334,333	$400,000	$63,333	Nil	$13,500(19)	$811,166
Former President, CEO
and Director; Former
President, CEO and	2017	Nil	Nil	Nil	Nil	Nil	Nil
Director of FV Pharma(5)(6)
Donal Carroll,	2018	$52,000	Nil	$6,667	Nil	Nil	$58,667
Current CFO and
	2017	Nil	Nil	Nil	Nil	Nil	Nil
Former Director(7) (8)
Yaron Conforti,	2018	Nil	Nil	Nil	Nil	Nil	Nil
Former CEO, CFO,
	2017	Nil	Nil	Nil	Nil	Nil	Nil
President and Director(9)
Zeeshan Saeed,	2018	$242,667	$300,000	$48,750	Nil	$13,500(20)	$604,917
Director, Current
President and Former	2017	Nil	Nil	Nil	Nil	Nil	Nil
Vice-President(10) (11)
Michael Ash,		$154,503	Nil	Nil	Nil	$7,500(21)	$162,003
Former Chief	2018
Commercial Officer (12)	2017	Nil	Nil	Nil	Nil	Nil	Nil

Anthony Durkacz,	2018	Nil	Nil	Nil	Nil	Nil	Nil
Director and Current
Executive Co-	2017	Nil	Nil	Nil	Nil	Nil	Nil
Chairman(13)
Gerry Goldberg,	2018	Nil	Nil	$33,333	Nil	Nil	$33,333
Director(14)	2017	Nil	Nil	Nil	Nil	Nil	Nil
Vladimir Klacar,	2018	Nil	Nil	$26,667	Nil	Nil	$26,667
Former Director(15)	2017	Nil	Nil	Nil	Nil	Nil	Nil
David Urban,	2018	Nil	Nil	$6,667	Nil	Nil	$6,667
Director(16)	2017	Nil	Nil	Nil	Nil	Nil	Nil
Gord Wilton,	2018	Nil	Nil	Nil	Nil	Nil	Nil
Former Director(17)	2017	Nil	Nil	Nil	Nil	Nil	Nil

Table of Compensation Excluding Compensation Securities
Salary,
consulting
Name		fee,		Committee		Value of all
and		retainer or		or meeting	Value of	other	Total
position	Year(1)	commission	Bonus	fees	perquisites	compensation	compensation
Harry Bregman,	2018	Nil	Nil	Nil	Nil	Nil	Nil
Former Director(18)
	2017	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) On May 24, 2018, the Company (formerly known as Century Financial Capital Group Inc.) completed a business combination (the "Business Combination") with FV PrivateCo. In connection with the Business Combination, all the directors and officers of the Company resigned and were replaced with the former officers and directors of FV PrivateCo.

(2) Mr. Haynes was appointed CEO effective December 1, 2018. Mr. Haynes was terminated as CEO effective February 5, 2019. Raza Bokhari replaced Mr. Haynes as Interim CEO.

(3) Represents Mr. Haynes salary from December 1, 2018 to December 31, 2018.

(4) Dr. Bokhari joined the Board on July 17, 2018, filling a vacancy created by Donal Carroll's resignation from the Board. Dr. Bokhari was appointed Interim CEO and Co-Executive Chairman of the Company following the resignation of Thomas Fairfull as CEO of the Company on October 29, 2018. Dr. Bokhari resigned as Interim CEO on December 1, 2018 following the appointment of Mr. Haynes. Dr. Bokhari was appointed Interim CEO of the Company following the termination of Mr. Haynes and was appointed CEO on June 3, 2019.

(5) In connection with the completion of the Business Combination, Mr. Fairfull was elected to the Board and was appointed CEO and President of the Company effective May 24, 2018. Mr. Fairfull resigned from the Board and as CEO and President of the Company on October 29, 2018. Mr. Fairfull resigned from the Board and as CEO of FV Pharma on March 4, 2019.

(6) Mr. Fairfull's employment agreement was with FV Pharma.

(7) In connection with the completion of the Business Combination, Mr. Carroll was elected to the Board. He resigned from the Board on July 17, 2018, and was appointed CFO of the Company on July 23, 2018.

(8) Represents Mr. Carroll's salary from July 23, 2018 to December 31, 2018. The salary was paid to Epicore Group Inc., a company controlled by Mr. Carroll, for management services performed.

(9) Mr. Conforti was the CEO, CFO, President and served on the Board of the Company prior to the completion of the Business Combination. Mr. Conforti resigned as CEO, CFO, President and from the Board of the Company in connection with the completion of the Business Combination.

(10) In connection with the completion of the Business Combination, Mr. Saeed was elected to the Board and was appointed Executive Vice- President of the Company on May 24, 2018. Following the resignation of Mr. Fairfull as President of the Company on October 29, 2018, Mr. Saeed was appointed President of the Company.

(11) Mr. Saeed's employment agreement is with FV Pharma.

(12) Represents Mr. Ash's salary from May 24, 2018 to December 31, 2018. The salary was paid pursuant to a consulting agreement between FV Pharma and Seven Pharma Inc., a company controlled by Mr. Ash, for management services performed. Mr. Ash resigned as CCO of FV Pharma on February 15, 2019. Mr. Ash's consulting agreement was with FV Pharma.

(13) Mr. Durkacz was appointed to the Board on June 14, 2018, and was appointed Executive Co-Chairman of the Company along with Dr. Bokhari on October 29, 2018.

(14) Mr. Goldberg was elected to the Board on May 24, 2018 following the completion of the Business Combination.

(15) Mr. Klacar was elected to the Board on May 24, 2018 following the completion of the Business Combination. Mr. Klacar resigned from the Board on March 13, 2019.

(16) Mr. Urban joined the Board on November 12, 2018, filling a vacancy created by Mr. Fairfull's resignation from the Board on October 29, 2018.

(17) Mr. Wilton was a director of the Company prior to the completion of the Business Combination. Mr. Wilton resigned from the Board on May 24, 2018 in connection with the Business Combination.

(18) Mr. Bregman was a director of the Company prior to the completion of the Business Combination. Mr. Bregman resigned from the Board on May 24, 2018 in connection with the Business Combination.

(19) Represents a car allowance paid to Mr. Fairfull.

(20) Represents a car allowance paid to Mr. Saeed.

(21) Represents a car allowance paid to Mr. Ash.

(22) See the table titled "Compensation Securities" for information on Option grants.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each director and NEO for services provided to the Company for the year ended December 31, 2018:

Compensation Securities
Closing
					price of	Closing
		Number of			security or	price of
		compensation securities,		Issue,	underlying	security or
		number of		conversion	security on	underlying
	Type of	underlying	Date	or exercise	date of	security at
Name and	compensation	securities, and	of issue	price	grant	year end	Expiry
position(1)	security	percentage of class(2)	or grant	($)	($)	($)	date
Rupert	Options	12,437 Options	November,	56.28	56.28	56.28	N/A(3)
Haynes,		12,437 Class B Shares	26, 2018
Former CEO		0.18% of Class B Shares

Raza	Options	14,925 Options(4)	August 15,	26.13	26.13	56.28	August 15,
Bokhari,		14,925 Class B Shares	2018				2023
Director, CEO		0.21% of Class B Shares
and Executive
	Options	199,004 Options(5)	September	148.74	148.74	56.28	September
Co-Chairman
and Former		199,004 Class B Shares	10, 2018				10, 2023
Interim CEO		2.83% of Class B Shares

Thomas	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Fairfull,
Former
President,
CEO and
Director;
Former
President,
CEO and
Director of
FV Pharma
	Options	14,925 Options(6)	June 12,	18.09	18.09	56.28	June 12,
Donal		14,925 Class B Shares	2018				2023
Carroll, CFO		0.21% of Class B Shares
and Former	Options	9,950 Options(7)	September	120.60	120.60	56.28	September
Director		9,950 Class B Shares	15, 2018				15, 2023
0.14% of Class B Shares

Yaron	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Conforti,
Former CEO,
CFO,
President and
Director
Zeeshan	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Saeed,
Director,
President and
Former Vice-
President
Anthony	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Durkacz,
Director and
Executive Co-
Chairman
Gerry	Options	14,925 Options(8)	June 12,	18.09	18.09	56.28	June 12,
Goldberg,		14,925 Class B Shares	2018				2023
Director		0.21% of Class B Shares

Compensation Securities
Closing
					price of	Closing
		Number of			security or	price of
		compensation securities,		Issue,	underlying	security or
		number of		conversion	security on	underlying
	Type of	underlying	Date	or exercise	date of	security at
Name and	compensation	securities, and	of issue	price	grant	year end	Expiry
position(1)	security	percentage of class(2)	or grant	($)	($)	($)	date
Vladimir	Options	14,925 Options(9)	June 12,	18.09	18.09	56.28	June 12,
Klacar,		14,925 Class B Shares	2018				2023
Former Director		0.21% of Class B Shares
David Urban,	Options	14,925 Options(10)	November	88.44	88.44	56.28	November
		14,925 Class B Shares	12, 2018				12, 2023
Director		0.21% of Class B Shares

Gord Wilton,	Options	Nil	N/A	N/A	N/A	N/A	N/A
Former
Director
Harry	Options	Nil	N/A	N/A	N/A	N/A	N/A
Bregman,
Director
Notes:

(1) Please refer to the notes to the table provided above under the heading "Director and named executive officer compensation, excluding compensation securities" for dates of appointment and/or resignation of each NEO and director.

(2) Percentage of Class B Shares calculated as at December 31, 2018.

(3) Mr. Haynes's Options expired following his termination as CEO of the Company.

(4) Dr. Bokhari was granted 14,925 Options upon joining the Board. The Options vested immediately.

(5) Dr. Bokhari's Options granted on September 10, 2018 were cancelled on September 27, 2019 pursuant to an agreement with the Company.

(6) Mr. Carroll was granted 14,925 Options upon joining the Board. The Options vested immediately.

(7) Mr. Carroll's Options vested immediately.

(8) Mr. Goldberg was granted 14,925 Options upon joining the Board. The Options vested immediately.

(9) Mr. Klacar was granted 14,925 Options upon joining the Board. The Options vested immediately.

(10) Mr. Urban was granted 14,925 Options upon joining the Board. The Options vested immediately.

The following table discloses all compensation securities exercised by each director and named executive officer of the Company for the year ended December 31, 2018.

Exercise of Compensation Securities by Directors and NEOs
						Difference
						between
		Number of	Exercise		Closing price	exercise price
Name and	Type of	underlying	price per		per security on	and closing	Total value on
	Compensation	securities	security	Date of	date of	price on date	exercise date
position	Security	exercised	($)	exercise	exercise ($)	of exercise ($)	($)
Gord	Options	2,487	5.03	July 17, 2018	34.17	29.14	72,471
Wilton,
Former
Director
Harry	Options	1,990	5.03	July 17, 2018	34.17	29.14	57,988
Bregman,
Former
Director
Vladimir	Options	9,950	18.09	September 12, 2018	124.62 (Sep 12)	106.53 (Sep 12)	1,059,974 (Sep 12)
Klacar,				September 21, 2018(1)	178.89 (Sep 21)	160.80 (Sep 21)	1,599,960 (Sep 21)
Director
Gerry	Options	9,950	18.09	September 7, 2018	100.50 (Sep 6)	82.41 (Sep 6)	819,980 (Sep 6)
Goldberg,				September 14, 2018(2)	120.60 (Sep 14)	102.51 (Sep 14)	1,019,975 (Sep 14)
Director

Notes:

(1) Mr. Klacar exercised 4,975 Options on September 12, 2018 and 4,975 Options on September 21, 2018.

(2) Mr. Goldberg exercised 7,462 Options on September 7, 2018 and 2,487 Options on September 14, 2018.

Stock Option Plans and Other Incentive Plans

On February 19, 2018 the Board approved a stock option plan (the "Stock Option Plan"). The Stock Option Plan provides that the aggregate number of Class B Shares reserved for issuance will be 10% of the number of Class B Shares of the Company issued and outstanding from time to time, on a fully diluted basis in accordance with the policies of the Canadian Securities Exchange.

The Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management proposes Option grants to the Board based on such criteria as performance, previous grants, and hiring incentives. All grants require Board approval. The Stock Option Plan is administered by the Board and provides that Options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company.

The Stock Option Plan is administered by the Board, which has full and final authority with respect to the granting of all Options thereunder. Options may be granted under the Stock Option Plan to such service providers of the Company and its affiliates, if any, as the Board may from time to time designate. The exercise prices will be determined by the Board but will, in no event, be less than the market value of the Class B Shares or the lowest price permitted by the policies of any stock exchange on which the Class B Shares may be listed. All Options granted under the Stock Option Plan will expire not later than the date that is ten years from the date that such Options are granted. Options granted under the Stock Option Plan are not transferable or assignable other than by testamentary instrument or pursuant to the laws of succession.

Employment, Consulting and Management Agreements

The following is a description of material provisions of the employment agreements of executive officers of the Company.

Donal Carroll (Interim CFO)

Mr. Carroll is compensated for his services as interim CFO through his management company, Epicore Group Inc. Mr. Carroll and the Company may terminate the management agreement governing the arrangement for any reason with 30 days' written notice. Upon termination, the Company shall pay Mr. Carroll all fees owing in respect of services provided under the agreement up to and including the date of termination. The agreement does not contain any provisions related to a change of control.

Zeeshan Saeed (President)

Mr. Saeed has an executive employment agreement with FV Pharma, a wholly-owned subsidiary of the Company. If the Company terminates Mr. Saeed's employment without cause, or if his employment is terminated upon a change of control, the Company is obligated to pay Mr. Saeed a lump sum payment in an amount equal to three times the sum of his base salary.

Oversight and Description of Director and Named Executive Officer Compensation

The Company's Compensation Committee (the "Compensation Committee") is responsible for determining the compensation for the directors and the executive officers.

The Committee's primary responsibilities include, among other things, assisting the Board with the selection, retention, adequacy and form of the compensation of senior management and the Board. See "Nomination of Directors" and "Compensation" under the heading "Statement of Corporate Governance Practices" for further information regarding the role of the Compensation Committee.

The Compensation Committee has been tasked with establishing an executive compensation program, which includes equity compensation under the Stock Option Plan, and the other elements of compensation described under the heading "Director and named executive officer compensation", above.

Compensation Objectives and Principles

The primary goal of the Company's executive compensation program is to attract and retain the key executives necessary for the Company's long-term success, to encourage executives to further the development of the Company and its operations, and to motivate top quality and experienced executives. The key elements of the executive compensation program are: (i) base salary; (ii) potential annual incentive award; and (iii) incentive stock Options.

The Compensation Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Company's goals and objectives, the bonus opportunities contained in their employment agreements, and by comparing the performance of the Company with other reporting issuers of similar size in the same industry.

The Board is of the view that all elements of the total program should be considered, rather than any single element, and as such does not use fixed criteria in determining the mix of compensation and instead determines compensation based on a contextual analysis of the Company. While the Company does not have a formally established peer group in determining compensation, the Compensation Committee will make reference from time to time to other comparable publicly traded Canadian companies to align its compensation practices with market practice.

The terms of any proposed compensation for the directors of the Company who are not also officers of the Company (including any Options to be granted) will be determined by the Compensation Committee.

The compensation program is designed to provide income certainty, to attract and retain executives and to provide incentives for the achievement of both short-term and long-term objectives of the Company.

Compensation Process

The Company relies on its Compensation Committee, through discussion without any formal objectives, criteria or analysis, to determine the compensation of the Company's executive officers. The Compensation Committee has not established formal criteria or goals that are tied to total compensation or any significant element of total compensation. The Board is responsible for determining all forms of compensation, including long-term incentives in the form of Options, to be granted to the Company's NEOs and directors, and for reviewing the recommendations respecting compensation of other officers of the Company from time to time, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining compensation, the Compensation Committee considers: (i) recruiting and retaining executives critical to the Company's success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company's Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the Company's operations in general.

Option Based Awards

Long-term incentives in the form of Options are intended to align the interests of the Company's directors and its executive officers with those of its Shareholders, to provide a long-term incentive that rewards these individuals for their contribution to the creation of shareholder value, and to reduce the cash compensation the Company a would otherwise have to pay. The Stock Option Plan is administered by the Board. While the Company does not have a formally established peer group in determining compensation, in considering the number of the Options to be granted to the NEOs, reference is made to the number of Options granted to officers of other comparable publicly traded Canadian companies. The Compensation Committee also considers previous grants of Options and the overall number of Options that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants of Options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of Option compensation.

Recent Developments

The Company completed the Business Combination on May 24, 2018, and at such time implemented its current executive compensation practices. Over time, the Company will continue to review and refine its compensation practices. The completion of the Business Combination influenced the compensation practices of the Company by permitting the issuance of the current Options held by NEOs and directors appointed in connection with the RTO, as described above.

SECURITIES AUTHORIZED FOR

ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Class B Shares to be issued upon exercise of outstanding Options, the weighted-average exercise price of such outstanding Options and the number of Class B Shares remaining available for future issuance under equity compensation plans as of December 31, 2018.

Number of Class B
Shares remaining
available for future
issuance under equity
	Number of Class B		compensation plans
	Shares to be issued	Weighted-average	(excluding securities
	upon exercise of	exercise price of	reflected in the first
Plan Category	outstanding Options	outstanding Options	column)

Equity compensation plans	419,652	$74.99	283,493
approved by Shareholders

Equity compensation plans	Nil	N/A	Nil
not approved by Shareholders

Total	419,652	$74.99	283,493

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, Proposed Nominee, executive officer, nor any of their respective associates or affiliates, is or has been indebted to the Company or its subsidiaries since the beginning of the Company's most recently completed financial year and as of the date hereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Set out below is a description of the Company's current corporate governance practices and other information relating to the Board, per National Instrument 58-101 – Disclosure of Corporate Governance Practices and related disclosure requirements.

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. Listed below is a brief discussion of the Company's approach to corporate governance.

Board of Directors

The Board facilitates its exercise of independent supervision over management through the participation of directors. Currently, the Board has eight directors of whom five are independent within the meaning of National Instrument 52-110 – Audit Committees ("NI 52-110"). The Board members are Zeeshan Saeed, Anthony Durkacz, Raza Bokhari, Gerry Goldberg, David Urban, James Datin, Robert Ciaruffoli and Stephen Buyer. Anthony Durkacz and Raza Bokhari are Co-Chairmen of the Board.

Gerry Goldberg, David Urban, James Datin, Robert Ciaruffoli and Stephen Buyer are independent directors. Raza Bokhari is not considered independent within the meaning of NI 52-110 as he is the CEO of the Company and Co-Chairman of the Board. Anthony Durkacz is not considered independent as he is Co-Chairman of the Board. Zeeshan Saeed is not considered independent as he is the President of the Company.

The following directors are presently directors of other reporting issuers:

Director	Name of Other Reporting Issuer	Stock Exchange
Anthony Durkacz	iWallet Corporation	OTC.BB
	World Class Extractions Inc.	CSE
Zeeshan Saeed	N/A	N/A
Gerry Goldberg	Baymount Incorporated	NEX
	Leo Acquisitions Corp.	NEX
	Osoyoos Cannabis Inc.	CSE
	CB2 Insights Inc.	CSE
Raza Bokhari	World Class Extractions Inc.	CSE
David Urban	Virtu Financial, Inc.	NASDAQ

Director	Name of Other Reporting Issuer	Stock Exchange
James Datin	OraSure Technologies Inc.	NASDAQ
Robert Ciaruffoli	N/A	N/A
Stephen Buyer	N/A	N/A

Board Mandate

The duties and responsibilities of the directors of the Board are to supervise the management of the business and affairs of the Company; and to act in the best interests of the Company. In discharging its mandate, the directors of the Company are responsible for the oversight and review of the development of, among other things, the following matters:

• the strategic direction of the Company;

• identifying the principal business risks of the Company and ensuring that procedures and people are in place to appropriately manage these risks;

• succession planning, including appointing, training and monitoring senior management;

• a communications policy for the Company to facilitate communications with investors and other interested parties; and

• the integrity of the internal controls and procedures (including adequate management information systems and the oversight of the testing of internal controls) within the Company.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities and obligations either directly or through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Governance Committee and the Disclosure Committee.

Orientation and Continuing Education

New directors will be provided orientations which include meetings with management on business directions, operational issues and financial aspects of the Company.

The Compensation Committee ensures that new directors receive orientation materials describing the Company's business and its corporate governance policies and procedures. New directors will have meetings with the Chairman of the Board, the CEO and the CFO and are expected to visit the Company's principal offices. The Compensation Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Management updates the Board on a regular basis regarding the business and activities of the Company to ensure that the directors have the necessary knowledge to meet their obligations as directors. Directors are encouraged to communicate with management, the auditors and the Company's legal counsel to keep themselves current with the Company's business. Directors are also provided with full access to the Company's records.

Ethical Business Conduct

All Board members and employees are committed to maintaining the highest standards of integrity and ethical business conduct in the management of the Company and their interaction with all key Shareholders. These standards can only be achieved by the Company by adhering to the values and principles of conduct.

The Company expects all Board members and employees to conduct themselves in an ethical and law-abiding manner, in all areas, including but not limited to conflicts of interest and the protection and proper use of corporate assets, information and opportunities.

The Board has adopted a Code of Conduct and Business Ethics (the "Code") which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of company property and resources.

Conflicts of Interest

When faced with a conflict, it is required that business judgment of responsible persons, uninfluenced by considerations other than the best interests of the Company, will be exercised in compliance with the guidelines set out in the Code. Pursuant to the OBCA, any officer or director of the Company with a conflict of interest must disclose the nature and extent of such conflict to the Board and recuse themselves from a matter that materially conflicts with that individual's duty as a director or senior officer of the Company.

Protection and Proper Use of Corporate Assets, Information and Opportunities

Confidential information is not to be used for any purposes other than those of the Company. This requirement of confidentiality extends beyond the duty not to discuss private information, whether about the Company and/or its management and also applies to any asset of the Company, including trade secrets, customer lists, business plans, computer software, company records and other proprietary information. The Code adopted by the Board provides for certain specific guidelines around the duty of confidentiality of employees, officers and directors of the Company.

In the situation of contracts with third parties such as suppliers and service providers, management is to share only that information which is needed to satisfy the conditions of the contract and only to those individuals who need to know.

The duty of confidentiality applies to all Board members and employees even after leaving the Company regardless of the reason for departing.

Compliance with Laws, Rules and Regulations

It is required that the Company is in compliance with all legislation applicable to the Company's business operations, including but not restricted to the laws of the Province of Ontario, all Canadian provincial laws and legislation, and any other similar legislation in jurisdictions where the Company operates.

All Board members and employees have a duty to know, understand and comply with any specific legislation pertaining to the business of the Company and any legislation applicable to their duties and responsibilities.

Nomination of Directors

The Compensation Committee is responsible for recommending to the Board a list of candidates for nomination for election to the Board at each annual meeting of Shareholders. In addition, as the need arises, it will identify and recommend to the Board new candidates for Board membership. In making its recommendations to the Board, the Compensation Committee will provide its assessment of whether each candidate is or would be (i) "independent" and (ii) "financially literate" within the meaning of applicable law.

Compensation

The Compensation Committee is responsible for determining the compensation for the directors and the executive officers. The Compensation Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Company's goals and objectives, and by comparing with other reporting issuers of similar size in the same industry.

The Compensation Committee also periodically reviews the adequacy and form of directors' compensation and recommends to the Board a compensation model that appropriately compensates directors for the responsibilities and risks involved in being a director and a member of one or more committees, as applicable. The Compensation Committee is also responsible for reviewing the executive compensation disclosure before the Company discloses this information publicly.

The Compensation Committee is also responsible for: (i) ensuring that the mission and strategic direction of the Company is reviewed annually; (ii) ensuring that the Board and each of its committees carry out its functions in accordance with due process; (iii) assessing the effectiveness of the Board as a whole, each committee of the Board, and the contribution of each individual director; (iv) addressing governance issues; (v) identifying, recruiting, endorsing, appointing, and orienting new directors; (vi) reviewing and making compensation related recommendations and determinations regarding senior executives and directors; and (vii) the Company's human resources and compensation policies and processes.

See also the discussion under the heading "Oversight and description of director and named executive officer compensation".

Other Board Committees

In addition to the Audit Committee and the Compensation Committee, the directors of the Company have established the Governance Committee and the Disclosure Committee.

The Governance Committee is responsible for, among other things, (i) assisting the Company and the Board in fulfilling their respective corporate governance responsibilities under applicable securities laws, instruments, rules and mandatory policies and regulatory requirements; (ii) promoting a culture of integrity throughout the Company; and (iii) developing the Company's approach to governance issues and establishing sound corporate governance practices that are in the interests of shareholders and that contribute to effective and efficient decision-making. The current members of the Governance Committee are Stephen Buyer (Chairman), David Urban and Jim Datin.

The Disclosure Committee is responsible for, among other things, ensuring that the Company complies with its timely continuous disclosure obligations and preserves confidentiality of material information. The current members of the Disclosure Committee are Dr. Raza Bokhari (Chairman), Robert Ciaruffoli and Gerald (Gerry) Goldberg.

Information regarding the Audit Committee, including the complete text of the charter of the Audit Committee, is set forth under the heading "Audit Committee Information".

AUDIT COMMITTEE INFORMATION

The Audit Committee is governed by an Audit Committee Charter, a copy of which is attached hereto as Schedule "C".

Composition of the Audit Committee

As of the date of this Circular, the following are the members of the Audit Committee:

Name	Independence	Financial Literacy
Robert Ciaruffoli (Chair)	Yes	Yes
James Datin	Yes	Yes
David Urban	Yes	Yes

Relevant Education and Experience

The Board believes that the composition of the Audit Committee reflects financial literacy and expertise. Currently, two members of the Audit Committee have been determined by the Board to be "independent" and three members have been determined by the Board to be "financially literate", as such terms are defined under National Instrument 52-110 – Audit Committees. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Audit Committee.

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Robert J. Ciaruffoli (Chair)

Mr. Ciaruffoli is a Certified Public Accountant and served as the Chairman and Chief Executive Officer of the Parente Beard/Baker Tilly accounting and advisory firm. During his tenure as Chairman and Chief Executive Officer, he and his team transitioned the firm from a Pennsylvania practice to a multi-state super-regional firm. In 2014, he orchestrated a merger of the Parente Beard and Baker Tilly Virchow Krause firms to create the 12th largest US accounting and advisory firm. Throughout his career, Mr. Ciaruffoli has served on numerous for-profit and not-for-profit boards.

James A. Datin

Mr. Datin is the current President & Chief Executive Officer of BioAgilytix Labs, LLC, a leading global bioanalytical CRO that supports the development of novel therapeutic biologics. Mr. Datin also has considerable experience managing growing companies throughout the United States, Europe and Asia, and has completed various corporate transactions including venture investments, buyouts, acquisitions, mergers, initial public offerings, licensing and partnership agreements.

David Urban

Mr. Urban is an accomplished business and government relations executive. He and his company advise organizations ranging in size from start-ups to the Fortune 100 on interaction with government in order to maximize stakeholder and shareholder value. In the field of politics, Mr. Urban has achieved success serving as an advisor to campaigns at the highest levels, including the President of the United States, the United States Senate and United States House of Representatives. In addition to his role as a business consultant and political advisor, Mr. Urban is a frequent contributor to CNN as a political commentator.

Pre-Approval Policies and Procedures

The Audit Committee may pre-approve certain non-audit services to be provided to the Company or its subsidiaries by external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, but such pre-approval must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than the Company's previous auditor, McGovern Hurley LLP, in the most recently completed financial year.

Reliance on Certain Exemptions

At no time since the commencement of the most recently completed financial year of the Company has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from the application of NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions).

The Company is relying upon the exemption in section 6.1 of NI 52-110.

Auditors' Fees

The following table sets forth the fees paid by the Company to its auditor for services rendered during the years ended December 31, 2017 and December 31, 2018.

	For the year ended	For the year ended
Fee	December 31, 2017	December 31, 2018

Audit Fees(1)	$5,500	$55,000
Audit-Related Fees(2)	$2,000	$5,000
Tax Fees(3)	$800	$4,000
All Other Fees(4)	Nil	Nil
Total	$8,300	$64,000

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

All permissible categories of non-audit services require pre-approval by the Audit Committee, subject to certain statutory exemptions.

INTEREST OF INFORMED PERSONS

IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, neither the Company nor any director or officer of the Company, nor any Proposed Nominee for election as a director of the Company, nor any other insider of the Company, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2018, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

OTHER BUSINESS

Management of the Company is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Class A Shares or Class B Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is contained in the Company's audited financial statements for the year ended December 31, 2018. In addition, a Shareholder may obtain copies of the Company's financial statements and management's discussion and analysis, by contacting the Company by mail at 1 Rossland Road West, Suite 202 Ajax, Ontario L1Z 1Z2 or by email at info@fsdpharma.com.

APPROVAL OF THE BOARD OF DIRECTORS

This Circular and the mailing of same to Shareholders have been approved by the Board of the Company.

DATED the 14th day of November, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Raza Bokhari"
Dr. Raza Bokhari

Chief Executive Officer & Executive Co-Chairman

SCHEDULE "A"

ADVANCE NOTICE BY-LAW

BY-LAW NO. 2 – ADVANCE NOTICE BY-LAW

A by-law relating generally to the advance notice requirements for the nomination of directors of FSD PHARMA INC. (the "Corporation") is hereby made as follows:

INTRODUCTION

The purpose of this advance notice by-law (the "Advance Notice By-law") is to establish the conditions and framework under which holders of class A multiple voting shares and class B subordinate voting shares of the Corporation may exercise their right to submit director nominations by fixing a deadline by which such nominations must be submitted by a shareholder to the Corporation prior to any annual or special meeting of shareholders, and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper form.

It is the position of the Corporation that this Advance Notice By-law is beneficial to shareholders and other stakeholders of the Corporation in that it helps to: (i) facilitate an orderly and efficient annual general meeting or, where the need arises, special meeting, process; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. This Advance Notice By-law is intended to further these objectives.

NOMINATION OF DIRECTORS

Subject only to the Business Corporations Act (Ontario) (the "Act") and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. For greater certainty, this Advance Notice By-law does not apply to (i) the appointment, by the board, of a director to fill a vacancy on the board or (ii) the appointment, by the board, of a director between annual meetings of the shareholders of the Corporation in accordance with the articles of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors. Such nominations may be accepted only if made in the following manner:

(a) by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b) by or at the direction or request of one or more shareholders of the Corporation pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of meeting of the shareholders of the Corporation made in accordance with the provisions of the Act; or

(c) by any person (a "Nominating Shareholder"): (i) who, at the close of business on the date of the giving of the notice provided below in this Advance Notice By-law and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting, or who beneficially owns shares that are entitled to be voted at such meeting and who establishes to the satisfaction of the chair of the meeting such beneficial ownership; and (ii) who complies with the notice and other procedures set out below in this Advance Notice By-law.

In addition to any other applicable requirements, for a nomination made by a Nominating Shareholder to be accepted, such Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the head office of the Corporation in accordance with this Advance Notice By-law.

To be timely, a Nominating Shareholder's notice to the Secretary of the Corporation must be given:

(a) in the case of an annual meeting of shareholders, not less than 30, nor more than 60, days prior to the date of the annual meeting of shareholders; provided, however, that in the event the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder must be given not later than the close of business on the 10th day following the Notice Date; and

(b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above.

To be in proper written form, a Nominating Shareholder's notice to the Secretary of the Corporation must set out:

(a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (i) the name, age, business address and residential address of the person, (ii) the principal occupation, business or employment of the person for the most recent five years including, without limitation, the name and principal business of any company in which any such employment is carried on, (iii) the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (iv) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for the election of directors pursuant to the Act and Applicable Securities Laws, and (v) a duly completed personal information form in the form prescribed by the principal stock exchange on which the securities of the Corporation are listed for trading, if any; and

(b) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any securities of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

Such notice must be accompanied by the written consent of each nominee to being named as a nominee and to serve as a director, if elected. The Corporation may require any proposed nominee to furnish such other information as the Corporation may request to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Advance Notice By-law; provided, however that nothing in this Advance Notice By-law shall be deemed to preclude discussions by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set out in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such nomination is defective and cannot be accepted.

For purposes of this Advance Notice By-law:

"public announcement" shall mean disclosure in a news release disseminated through a national news service in Canada, or in a communication otherwise provided (through electronic means or otherwise) to all shareholders; and

"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each relevant province and territory of Canada.

Notwithstanding anything to the contrary in the by-laws, notice given to the Secretary of the Corporation pursuant to this Advance Notice By-law may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for the purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary of the Corporation at the address of the head office of the Corporation; provided that if such delivery or electronic communication is made on a day that is not a business day or later than 5:00 p.m. (local time at the head office of the Corporation) on a day that is a business day, then such delivery or electronic communication shall be deemed to have been made on the first subsequent day that is a business day.

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Advance Notice By-law.

SCHEDULE "B"

AMENDMENT TO ARTICLES

See attached.

SCHEDULE TO THE ARTICLES OF AMENDMENT

OF

FSD PHARMA INC.

The Articles of the Corporation are amended as follows:

A. The definition of "Permitted Holder" in Section 1.5.3 of Schedule 1A-1E of the Articles will be replaced with the following definition:

"Permitted Holders" means, in respect of a holder of Class A Multiple Voting Shares that is an individual, the Members of the Immediate Family of such individual, any Person controlled, directly or indirectly, by any such holder, a Founder or an Affiliate of a Founder, or a current executive officer or director of the Corporation, and in respect of a holder of Class A Multiple Voting Shares that is not an individual, an Affiliate of that holder and a Founder or an Affiliate of a Founder, or a current executive officer or director of the Corporation; For the avoidance of doubt, these Articles hereby permit the transfer of Class A Multiple Voting Shares between the Founders, to current executive officers or directors of the Corporation, or their respective Affiliates.

B. The following defined term will be added to Section 1.5.3 of Schedule 1A-1E of the Articles: "Founder" means Thomas Fairfull, Zeeshan Saeed or Anthony Durkacz.

 SCHEDULE "C"
AUDIT COMMITTEE CHARTER

See attached.

# FSD PHARMA INC.
# AUDIT COMMITTEE
# CHARTER

## PURPOSE AND AUTHORITY

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of FSD Pharma Inc. (the "Company") assists the Board in fulfilling its responsibility for oversight of: (a) the integrity of the Company's financial statements (b) the qualifications, independence and performance of the Company's independent auditors, (c) the Company's compliance with legal and regulatory requirements, and ( d) the quality and integrity of the accounting, auditing and reporting practices of the Company and such other duties as directed by the Company's Board.

The Committee shall maintain free and open communication with the independent accountants and the management of the Company. In discharging this oversight role, the Committee is empowered to investigate any matter brought to its attention. In discharging its responsibilities, the Committee, in its sole discretion, has the authority to appoint, compensate and provide oversight of, and retain or obtain the advice of, external auditors, outside counsel or other experts or advisors. The Company shall at all times make adequate provisions for the payment of all fees and other compensation approved by the Committee for such auditors, counsel, experts or advisors. The Committee also has the authority to obtain advice and assistance from internal accounting or other advisers or employees. The Committee shall perform its Committee functions for all FSD Pharma Inc. subsidiaries.

While the Committee has the authority, duties and responsibilities set forth in this Charter, the Committee's function is one of oversight. The Company's management is responsible for preparing the Company's financial statements and for developing and maintaining systems of internal accounting and financial controls, while the independent accountants will assist the Committee and the Board in fulfilling their responsibilities for their review of these financial statements and internal controls.

The Committee expects the independent accountants to call to the Committee's attention any accounting, auditing, internal accounting control, regulatory or other related matters that the independent accountants believe warrant consideration or action. The Committee recognizes that the Company's management and the internal and outside accountants have more knowledge and information about the Company than do Committee members. Further, the Company's management is responsible for business risk management processes including the identification, assessment, mitigation and monitoring of risks on a Company-wide basis. Consequently, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Company's financial statements, business risk management processes, or internal controls or any professional certification as to the independent accountants' work.

## COMPOSITION AND MEETINGS

The Committee shall be composed of three or more directors as determined by the Board, each of whom shall satisfy, as determined by the Board: (i) the independence requirements of National Instrument 52-110 - Audit Committees, and (ii) meet the other applicable requirements of any stock exchange on which the Company's securities are listed from time to time, and

1

**FSD PHARMA INC.**
**AUDIT COMMITTEE**
**CHARTER**

(iii) the Company's Policy Regarding Nominations of Directors. At least one member of the Committee shall: (a) qualify as an "audit committee financial expert" within the meaning of the rules of the U.S. Securities Exchange Commission ("SEC"), and (b) meet the experience requirements within applicable securities and stock exchange rules. Committee members shall not simultaneously serve on the audit committees of more than two additional audit committees of other public companies, unless the Board determines that service by any member of the Committee on more than two additional audit committees of other public companies (other than controlled companies of FSD Pharma Inc.) would not impair the ability of such member to effectively serve on the Company's Audit Committee. Directors' fees (including fees for attendance at meetings of committees of the Board) are the only compensation that a Committee member may receive from the Company.

The Board shall appoint the Chair and the other members of the Committee annually and as vacancies or newly created positions occur, considering the recommendation of the Nominating and Corporate Governance Committee, and the Board may remove members of the Committee at any time. The members of the Committee shall serve until their successors are appointed and qualified to serve on the Committee. The Chair shall be responsible for leadership of the Committee, including overseeing the agenda, presiding over the meetings and reporting to the Board. The Committee may invite to its meetings any member of Company management and such other persons as it deems appropriate to carry out its responsibilities.

The Committee shall meet at least quarterly each calendar year ( or more frequently if circumstances require) and hold such other meetings from time to time as may be called by its Chair, or requested by the Chief Executive Officer ("CEO") of the Company or any two members of the Committee. Meetings may be held in person, by video conference or by telephone. Committee actions may be taken by unanimous written consent of the members. A majority of the members of the Committee shall constitute a quorum of the Committee. The vote of a majority of the members of the full Committee shall be the act of the Committee.

Except as expressly provided in this Charter or the By-Laws of the company or as required by law, regulations or stock exchange listing standards, the Committee shall fix its own rules of procedures.

DUTIES AND RESPONSIBILITIES

In addition to any other responsibilities which may be assigned from time to time by the Board, the Committee shall be responsible for the following matters:

1. The Committee is directly responsible for the appointment, pre-approval of compensation, retention and oversight of the work of the independent accountants employed by the Company (including resolution of disagreements between management and the accountants regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The independent accountants shall report directly to the Committee.

2. The Committee shall have the sole authority to appoint or replace the independent accountants who audit the financial statements of the Company. The Committee shall have the ultimate authority and responsibility to evaluate the performance of the independent accountants

2

**FSD PHARMA INC.
AUDIT COMMITTEE
CHARTER**

and, where appropriate, replace the independent accountants. In the process, the Committee will discuss and consider the accountants' written affirmation that the accountants are in fact independent, will discuss the nature and rigor of the audit process, receive and review all reports and will provide to the independent accountants full access to the Committee (and the Board) to report on any and all appropriate matters.

3. The Committee shall ensure that the independent accountants submit on at least a quarterly basis to the Committee a statement delineating all relationships between the independent accountants (or any of their affiliates) and the Company and actively engage in a dialogue with the independent accountants with respect to any disclosed relationships or services that may impact the accountants' objectivity and independence; and, if deemed appropriate by the Committee, recommend that the Board take appropriate action to ensure the independence of the accountants.

4. The Committee shall review with the independent accountants the independent accountants' responsibilities under generally accepted auditing standards, the proposed scope and timing of the annual audit (including planning, staffing, budget, locations and reliance upon management), past audit experience and other matters bearing upon the scope of the audit.

5. The Committee shall pre-approve all audit and audit-related engagement fees and terms and other significant compensation to be paid to the independent accountants as well as pre-approve all non-audit engagements with the independent accountants. The Committee shall consult with management but shall not delegate these responsibilities.

6. The Committee shall review and discuss with management and the independent accountants the Company's annual audited financial statements, including: (a) the related "Management's Discussion and Analysis of Financial Condition and Results of Operations," (b) matters regarding accounting and auditing principles as well as internal controls that could have a significant effect on the Company's financial statements, and (c) any other matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 16, as modified or supplemented, relating to the conduct of the audit, prior to the filing of the Company's annual audited financial statements. The Committee shall also recommend to the Board that the Company's annual financial statements, together with the report of their independent accountants as to their examination, be approved.

7. The Committee shall review and discuss with management and the independent accountants the Company's quarterly financial statements, including the related "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the matters required to be discussed pursuant to PCAOB Auditing Standard No. 16 and AU Section 722, as modified or supplemented, prior to the filing of the Company's interim financial statements, including the results of the independent accountants' reviews of the quarterly financial statements to the extent applicable.

8. The Committee shall review and discuss with the independent accountants any other matters required to be discussed by PCAOB Auditing Standard No. 16, as modified or supplemented.

9. The Committee shall review and discuss with management and the independent accountants, as applicable:

3

**FSD PHARMA INC.**
**AUDIT COMMITTEE**
**CHARTER**

(a) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and reports from management and the independent accountants as to the Company's internal controls over financial reporting and any special audit steps adopted in light of material control deficiencies;

(b) analyses prepared by management or the independent accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

(c) any management letter provided by the independent accountants and management's response to that letter;

(d) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, derivatives and liquidity exposures, on the financial statements of the Company;

(e) the critical accounting policies and practices of the Company;

(f) earnings press releases (paying particular attention to any use of "pro forma," or "adjusted" non-GAAP, information);

(g) financial information and earnings guidance, if any, that are given to analysts and rating agencies, provided that such review and discussion may address the general types of information disclosed and types of presentations made and need not take place in advance of each instance in which the Company may provide such information or earnings guidance; and

(h) suggestions or recommendations of the independent accountants or the internal auditors regarding any of the foregoing items.

10. The Committee shall review and discuss with the independent accountants any audit problems, difficulties or differences encountered and management's responses thereto, such as:

(a) any restrictions on the scope of the independent accountants' activities or on access to requested information;

(b) any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise);

(c) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement;

4

**FSD PHARMA INC.**
**AUDIT COMMITTEE**
**CHARTER**

(d) any management or internal control letter issued, or proposed to be issued, by the independent accountants; and

(e) any significant disagreements between management and the independent accountants.

11. The Committee shall, in conjunction with the CEO and Chief Financial Officer ("CFO") of the Company, review the Company's disclosure controls and procedures and internal controls over financial reporting. The review of internal controls over financial reporting shall include whether there are any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information and any fraud involving management or other employees with a significant role in internal controls over financial reporting.

12. The Committee shall evaluate the qualifications, performance and independence of the independent accountants, including a review and evaluation of the lead partner of the independent accountant and taking into account the opinions of management and the Company's internal auditors, and shall present its conclusions with respect to the independence of the independent accountants to the full Board on at least an annual basis. The Committee shall obtain and review a report from the independent accountants at least annually regarding: (a) the independent accountants' internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, peer review of the independent accountants or PCAOB review or inspection of the firm, or by any other inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent accountants and the Company consistent with applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence.

13. The Committee shall ensure that the lead audit partner of the independent accountants and the concurring audit partner responsible for reviewing the audit are rotated at least every five years, and further consider rotation of the independent accountant firm itself.

14. The Committee shall recommend to the Board policies for the Company's hiring of employees or former employees of the independent accountants who were engaged on the Company's account.

15. The Committee shall obtain and review disclosures made by the Company's principal executive officer and principal financial officer regarding compliance with their certification obligations as required under National Instrument 52-109 - Certification of Disclosure in Issuers Annual and Interim Filings, including the Company's disclosure controls and procedures and internal controls for financial reporting and evaluations thereof.

5

**FSD PHARMA INC.**
**AUDIT COMMITTEE**
**CHARTER**

16. The Committee shall review the independent accountants' assessment of the Company's internal controls.

17. The Committee shall maintain and review annually procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

18. The Committee shall meet on a regular basis with members of management to review business risk management processes, which include the identification, assessment, mitigation and monitoring of risks on a Company-wide basis.

19. The Committee shall coordinate its oversight of business risk management processes with other committees of the Board having primary oversight responsibility for specific risks and annually review for the Board which committees maintain such oversight responsibilities and the overall effectiveness of business risk management processes. The Committee shall oversee an annual audit of the political contributions of the Company.

20. The Committee shall review policies and procedures related to officers' expense accounts and perquisites, including use of corporate assets.

21. The Committee shall review legal and regulatory matters that may have a material effect on financial statements, related Company compliance policies, and reports to regulators.

22. The Committee shall regularly report to the Board. This report shall include a review of any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the independence and performance of the Company's independent accountants, the Company's internal controls over financial reporting, and any other matters that the Committee deems appropriate or is requested to include by the Board, including reporting all important matters relating to managing significant business risks.

23. The Committee shall prepare a report for inclusion in the Company's annual proxy and information statements as required by securities laws and stock exchange regulations and submit it to the Board for approval.

24. The Committee shall annually conduct a self-assessment of its activities under the terms of its charter and report any conclusions and/or recommendations to the Board.

25. The Committee shall annually review and assess the adequacy of this Charter and submit any recommended changes to the Board for approval.

Dated: November 8, 2019

6